SEC 20010729

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

In witness whereof, Michael E. Cox subscribed his name on the date above in the presence of the below signed authority, February 21, 2020.

Signature

Member

Title

Notary Public Comm. Exp. 8-2-2020

NANCY COLEMAN STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

CW SECURITIES, LLC
TABLE OF CONTENTS

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CW Securities, LLC as of December 31, 2019 and 2018, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CW Securities, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CW Securities, LLC's management. Our responsibility is to express an opinion on the CW Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CW Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of CW Securities, LLC's financial statements. The supplemental information is the responsibility of CW Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 21, 2020

FINANCIAL SECTION

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and 2018

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 16,839	$ 18,608
Commissions receivable	45,661	22,262
Total current assets	62,500	40,870
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 62,500**	**$ 40,870**
Liabilities and members' equity		
Commissions payable	$ 40,855	$ 20,790
Members' equity	21,645	20,080
Total liabilities and members' equity	**$ 62,500**	**$ 40,870**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF INCOME
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenue		
Variable insurance and annuities commissions	$ 202,715	$ 131,738
Fees from advisory services	150,454	117,635
Fees-12b1 trailers	161,561	103,776
Fees-municipal -529 plans	241	248
Mutual fund commissions	4,446	10,720
Private placement commissions	17,539	21,818
Other income	1,486	50
Interest income	36	25
Total revenue	538,478	386,010
Expenses		
Commissions	473,085	320,194
Contract personnel	12,567	7,200
License, registration and fees	9,446	10,194
Rental expense	6,000	6,000
Consulting	21,800	27,194
Professional fees	9,430	8,500
Other operating expenses	4,585	4,661
Total expenses	536,913	383,943
Net income (loss)	$ 1,565	$ 2,067

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2019 and 2018

Balance at January 1, 2018	$	18,013
Net Income for tax year		2,067
Balance at December 31, 2018		**20,080**
Net income for tax year		1,565
Balance at December 31, 2019	**$**	**21,645**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ 1,565	$ 2,067
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in commissions receivable	(23,399)	(3,894)
Increase (decrease) in commissions payable	20,065	3,257
Net cash provided (used) by operating activities	**(1,769)**	**1,430**
Cash and cash equivalents at beginning of the period	18,608	17,178
Cash and cash equivalents at end of the period	$ 16,839	$ 18,608

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company is an investment advisory firm, registered in the State of Tennessee, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to its clients who are primarily located in the eastern region of the United States.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

Under the FASB ASC 606 requirement that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The new requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company has contracts with clients that have Charles Schwab accounts that are managed for an advisory fee on a discretionary basis. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". The Company obligation under these contracts is to implement an asset allocation strategy, rebalance the account as needed and report and analyze performance on a on-going basis. Other advisory fees are included in this line item where the Company does not have a contractual agreement with the client nor discretion over the accounts.

The Company recognizes Advisory Fees on a quarterly basis. The fees are for advising clients on asset allocation and positions on investments held primarily at Charles Schwab. The company also earns 12B1 fees on 401k plans and Mutual Funds held at various Mutual Fund Companies. The 12b1 fees are recognized on a monthly or quarterly basis. The company also earns Commissions based on sales of its Agents of both mutual funds and Variable Annuities. All revenue is recognized when earned. Commissions are generally paid bi-monthly on a negotiated basis.

D. Income Taxes

The Company recognizes taxable income under the cash basis of accounting. Accordingly, income is recognized in different periods for income tax reporting purposes and financial reporting purposes. Other temporary timing differences result principally from differences in methods of reporting depreciation.

As a limited liability company, all current and deferred federal taxable income of the Company is passed through to the members who are responsible for payment of any federal income taxes thereon. The State of Tennessee taxes the income of limited liability companies to the extent that their income is not subjected to federal self-employment taxes. Accordingly, no Tennessee excise tax has been accrued.

E. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

F. Property and Equipment

Property and equipment is recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Concentrations of Credit Risk

Approximately eleven percent and twenty-two percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2019 and 2018, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in one financial institution located in Knoxville, Tennessee. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2019 and 2018.

I. Subsequent Events

Management has evaluated subsequent events through February 21, 2020, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

J. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 21, 2020 the date which the financial statements were available to be issued, and no items of any significant nature were noted.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2019 and 2018, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the Company paid commissions and investment advisory fees to the Company's members in the amount of $412,000 and $283,500, respectively. In addition, approximately $40,347 and $19,238 commissions payable to this individual was included in accrued expenses as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the amount of related party accounts receivable from this individual was $44,830 and $21,375 respectively.

A Marketing and Insurance sales firm owned by the organizing members of the Company provides facilities, personnel, and office supplies. Related expenses amounted to $20,967 and $15,600 for the years ended December 31, 2019 and 2018, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2019, the Company's net capital amounted to $16,966 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $11,966. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2019, was 240.81 percent.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2019

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 21,645	$ -	$ 21,645
Deductions:			
Non allowable assets	(4,666)	-	(4,666)
Net capital before haircuts on securities positions	16,979	-	16,979
Haircuts on security positions	(13)	-	(13)
Net capital	**$ 16,966**	**$ -**	**$ 16,966**
Computation of basic net capital requirement			
Minimum net capital required	$ 2,724	$ -	$ 2,724
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 11,966	$ -	$ 11,966
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 40,855	$ -	$ 40,855
Percentage of aggregate indebtedness to net capital	240.81%	-	240.81%

See independent auditor's report.

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES.

To the Members
of CW Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CW Securities, LLC and Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and SIPC in evaluating CW Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. CW Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively CW, Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of CW Securities, LLC and the SIPC is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 21, 2020

COMPLIANCE

December 31, 2019

Re: SEC Rule 15c3-1 Exemption

Please be advised CW Securities, LLC's, CRD # 124496, net capital requirement is $5,000 under SEC Rule 15c3-1{a}{2}{vi}. CW Securities, LLC was registered in 2002 under the provisions of SEC Rule 15c3-1{a}{2}{vi} and has remained as such.

CW Securities, LLC carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)" pursuant to SEC Rule 15c3-3(k)(2)(i).

CW Securities, LLC has met the identified exemption provisions under SEC Rule 15c3-3(k)(2)(i) throughout the most recent fiscal year without exceptions.

Please contact me if you have any questions or comments.

Best regards,

Michael Cox, President

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CW Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which CW Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) CW Securities, LLC stated that CW Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. CW Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CW Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 21, 2020